SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 2

                       The Securities Exchange Act of 1934

                       MULTI-LINK TELECOMMUNICATIONS, INC.
                       -----------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                           (Title Class of Securities)

                                   62541M 10 7
                                   -----------
                                 (CUSIP Number)

                            KI EQUITY PARTNERS I, LLC
                          5251 DTC PARKWAY, SUITE 1090
                           GREENWOOD VILLAGE, CO 80111
                                 (720) 889-0131
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

(1)   Name of Reporting Person / I.R.S. Identification Number.....    KI Equity Partners I, LLC/87-0740280

(2)   Check the appropriate box if may be deemed member of a group    (a) N/A
                                                                      (b) Reporting Person disclaims being
                                                                          member of a group relating to Issuer

(3)   SEC use only ................................................

(4)   Source of funds (see instructions)...........................       WC

(5)   Check if disclosure of legal proceedings is required pursuant
      to Items 2(d) or 2(e)........................................       N/A

(6)   Citizenship or place of organization ........................       Delaware
      Number of shares beneficially owned by Reporting Person with:

(7)   Sole voting power ...........................................       28,703,182

(8)   Shared voting power .........................................       0

(9)   Sole dispositive power ......................................       28,703,182

(10) Shared dispositive power .....................................       0

(11)  Aggregate amount beneficially owned by Reporting Person......       28,703,182

(12)  Check if the aggregate amount in Row (11) excludes certain
      shares (see instructions).                                          N/A

(13)  Percent of class represented by amount in Row (11) ..........       77.13%

(14)  Type of reporting person (see instructions)..................       OO - Limited Liability Company

ITEM 1. SECURITY AND ISSUER.
----------------------------

(a) Title of Class:                                     Common Stock
(b) Name and Address of Issuer:                         Multi-Link
                                                        Telecommunications, Inc.
                                                        936A Beachland Boulevard, Suite 13
                                                        Vero Beach, Florida 32963
(c) Trading Symbol:                                     MLNK


ITEM 2. IDENTITY AND BACKGROUND OF THE REPORTING PERSON.
--------------------------------------------------------

(a) Name:                                               KI Equity Partners I, LLC
(b) Business Address:                                   5251 DTC Parkway, Suite 1090
                                                        Greenwood Village,CO 80111
(c) Occupation:                                         Institutional Investor
(d) Conviction:                                         N/A
(e) Civil Proceedings:                                  N/A
(f) State of Incorporation:                             Delaware


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

The Reporting Person, on March 18, 2005, acquired 13,074,204 shares of the Issuer's Common Stock from David J. Cutler for a purchase price of $252,846.75. In connection with this purchase, the Reporting Person also purchased from David
J. Cutler a promissory note issued by the Issuer in the principal amount of $147,153.25 ("Note"), which Note is convertible at the holder's election into 6,628,978 shares of the Issuer's Common Stock.

On May 25, 2005, of: the Reporting Person acquired (i) 5,000,000 shares of the Issuer's Common Stock for an aggregate purchase price of $50,000, and (ii) 6,628,978 shares of the Issuer's Common Stock upon conversion of the Note.

This Amendment relates to the Reporting Person's purchase, on October 24, 2005, of 4,000,000 shares of the Issuer's Common Stock for an aggregate purchase price of $40,000.

The funds used for these purchases were provided from the Reporting Person's working capital.

Reference is hereby made to the information set forth in Items 4, 5 and 6 of this Schedule 13D, which is hereby incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.
-------------------------------

Reporting Person is making the purchases of Issuer's  securities as set forth in
Item 3, above, for investment purposes only. The Reporting Person is not a member of a group relating to the Issuer.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Reference is hereby made to the information set forth in Items 3, 5 and 6 of this Schedule 13D, which is hereby incorporated by reference into this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

(a) Aggregate Number and %: 28,703,182 shares of Common Stock representing 77.13% of the total 37,215,913 outstanding shares of Common Stock of the Issuer.

(b) Power to Vote or Dispose of Issuer's Shares: 28,703,182 shares of Common Stock, power over which to vote or dispose of resides with the Reporting Person.

(c) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Person beyond those described in Items 3, 4 and 6 specifically and this Schedule 13D generally. Information contained in Items 3, 4 and 6 is hereby incorporated by reference in this Item 5.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
-------------------------------------------------------------------------------

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.

Reference is hereby made to the information set forth in Items 3, 4 and 5 of this Schedule 13D, which is hereby incorporated by reference into this Item 6.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Timothy J. Keating, the duly authorized and acting manager of the Reporting Person, and that the information set forth in this
Schedule 13D is true, complete and correct.

Dated:  October 24, 2005                 /s/ Timothy J. Keating
                                         --------------------------------------
                                         Timothy J. Keating
                                         Manager